UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

 Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Limited Interim Condensed Consolidated Financial Statements and Explanatory Notes for the three-months period ended 31 March 2018 and 2019

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

and explanatory notes

For the three-months period ended 31 March 2018 and 2019

GEOPARK LIMITED

31 MARCH 2019

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes

GEOPARK LIMITED

31 MARCH 2019

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 31 March 2019 (Unaudited)	Three-months period ended 31 March 2018 (Unaudited)
REVENUE	3	150,139	123,878
Commodity risk management contracts	4	(21,268)	(3,880)
Production and operating costs	5	(38,919)	(34,090)
Geological and geophysical expenses	6	(4,296)	(2,159)
Administrative expenses	7	(11,721)	(12,643)
Selling expenses	8	(3,534)	(350)
Depreciation		(25,450)	(19,663)
Write-off of unsuccessful exploration efforts	10	(303)	(1,832)
Other income		1,332	788
OPERATING PROFIT		45,980	50,049
Financial expenses	9	(9,689)	(9,073)
Financial income	9	864	541
Foreign exchange gain (loss)	9	994	(1,668)
PROFIT BEFORE INCOME TAX		38,149	39,849
Income tax expense		(18,460)	(14,985)
PROFIT FOR THE PERIOD		19,689	24,864
Attributable to:
Owners of the Company		19,689	18,438
Non-controlling interest		-	6,426
Earnings per share (in US$) for profit attributable to owners of the Company. Basic		0.32	0.30
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted		0.30	0.28

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2019

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 31 March 2019 (Unaudited)	Three-months period ended 31 March 2018 (Unaudited)
Profit for the period	19,689	24,864
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(48)	(108)
Total comprehensive income for the period	19,641	24,756
Attributable to:
Owners of the Company	19,641	18,330
Non-controlling interest	-	6,426

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2019

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 31 March 2019 (Unaudited)	Year ended 31 December 2018
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	574,112	557,170
Right-of-use assets		13,778	-
Prepayments and other receivables		3,922	3,494
Other financial assets		10,718	10,570
Deferred income tax asset		30,988	31,793
TOTAL NON CURRENT ASSETS		633,518	603,027
CURRENT ASSETS
Inventories		10,128	9,309
Trade receivables		36,811	16,215
Prepayments and other receivables		34,365	54,659
Derivative financial instrument assets	15	5,044	27,539
Other financial assets		341	898
Cash and cash equivalents		146,635	127,727
Assets held for sale		23,552	23,286
TOTAL CURRENT ASSETS		256,876	259,633
TOTAL ASSETS		890,394	862,660
EQUITY
Equity attributable to owners of the Company
Share capital	11	61	60
Share premium		230,102	237,840
Reserves		111,761	111,809
Accumulated losses		(188,203)	(206,688)
Attributable to owners of the Company		153,721	143,021
TOTAL EQUITY		153,721	143,021
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	429,222	429,027
Lease liabilities		5,646	-
Provisions and other long-term liabilities	13	43,570	42,577
Deferred income tax liability		6,379	14,801
Trade and other payables	14	22,777	14,789
TOTAL NON CURRENT LIABILITIES		507,594	501,194
CURRENT LIABILITIES
Borrowings	12	11,420	17,975
Lease liabilities		7,873	-
Current income tax liability		69,487	58,776
Trade and other payables	14	130,795	131,420
Liabilities associated with assets held for sale		9,504	10,274
TOTAL CURRENT LIABILITIES		229,079	218,445
TOTAL LIABILITIES		736,673	719,639
TOTAL EQUITY AND LIABILITIES		890,394	862,660

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2019

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated Losses	Non -controlling Interest	Total
Equity at 1 January 2018	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive income:
Profit for the three-months period	-	-	-	-	18,438	6,426	24,864
Currency translation differences	-	-	-	(108)	-	-	(108)
Total comprehensive income for the period ended 31 March 2018	-	-	-	(108)	18,438	6,426	24,756
Transactions with owners:
Share-based payment	-	100	-	-	653	27	780
Dividends distribution to Non-controlling interest	-	-	-	-	-	(3,409)	(3,409)
Total transactions with owners for the period ended 31 March 2018	-	100	-	-	653	(3,382)	(2,629)
Balance at 31 March 2018 (Unaudited)	61	239,291	127,527	1,971	(264,842)	44,959	148,967

Balance at 31 December 2018	60	237,840	114,131	(2,322)	(206,688)	-	143,021
Comprehensive income:
Profit for the three-months period	-	-	-	-	19,689	-	19,689
Currency translation differences	-	-	-	(48)	-	-	(48)
Total comprehensive income for the period ended 31 March 2019	-	-	-	(48)	19,689	-	19,641
Transactions with owners:
Share-based payment	2	2,457	-	-	(1,204)	-	1,255
Repurchase of shares	(1)	(10,195)	-	-	-	-	(10,196)
Total transactions with owners for the period ended 31 March 2019	1	(7,738)	-	-	(1,204)	-	(8,941)
Balance at 31 March 2019 (Unaudited)	61	230,102	114,131	(2,370)	(188,203)	-	153,721

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2019

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Three-months period ended 31 March 2019 (Unaudited)	Three-months period ended 31 March 2018 (Unaudited)
Cash flows from operating activities
Profit for the period	19,689	24,864
Adjustments for:
Income tax expense	18,460	14,985
Depreciation	25,450	19,663
Write-off of unsuccessful exploration efforts	303	1,832
Amortization of other long-term liabilities	(428)	(99)
Accrual of borrowing interests	7,573	7,545
Unwinding of long-term liabilities	1,240	683
Accrual of share-based payment	1,255	780
Foreign exchange (gain) loss	(994)	1,668
Unrealized loss (gain) on commodity risk management contracts	23,078	(6,688)
Income tax paid	(11,947)	(1,458)
Change in working capital	(2,366)	12,501
Cash flows from operating activities – net	81,313	76,276
Cash flows from investing activities
Purchase of property, plant and equipment	(37,266)	(21,382)
Acquisition of business	-	(52,000)
Cash flows used in investing activities – net	(37,266)	(73,382)
Cash flows from financing activities
Principal paid	(3)	(19)
Interest paid	(13,787)	(13,813)
Lease payments	(1,341)	-
Repurchase of shares	(10,196)	-
Dividends distribution to Non-controlling interest	-	(3,409)
Cash flows used in financing activities - net	(25,327)	(17,241)
Net increase (decrease) in cash and cash equivalents	18,720	(14,347)
Cash and cash equivalents at 1 January	127,727	134,755
Currency translation differences	188	(8)
Cash and cash equivalents at the end of the period	146,635	120,400
Ending Cash and cash equivalents are specified as follows:
Cash at bank and bank deposits	146,611	120,376
Cash in hand	24	24
Cash and cash equivalents	146,635	120,400

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

31 MARCH 2019

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (the “Group” or “GeoPark”) is the exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina, Peru and Ecuador.

This condensed consolidated interim financial report was authorized for issue by the Board of Directors on
8 May 2019.

Basis of Preparation

The condensed consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2017 and 2018, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements, except for the changes explained below within “Changes in accounting policies”.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Group are not subject to significant seasonal changes.

Changes in accounting policies

The Group has adopted IFRS 16 prospectively from 1 January 2019, and has not restated comparative figures for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 January 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 9.4%.

GEOPARK LIMITED

31 MARCH 2019

Note 1 (Continued)

Changes in accounting policies (Continued)

The table below summarizes the initial recognition of assets and liabilities related to the adoption of IFRS 16:

Amounts in US$ '000	Total
Right-of-use assets at 1 January 2019 (a)	14,610
Depreciation during the period	(832)
Right-of-use assets at 31 March 2019	13,778

(a)	Recognized as “Lease liabilities” as of 1 January 2019.

(a) Impact on segment information

As a result of the change in the accounting policy, segment assets as of 31 March 2019 increased for the amount of the Right-of-use assets. Nevertheless, there is no impact on Adjusted EBITDA as a consequence of the adoption of this new standard, as specified in the indenture governing the 2024 Notes.

(b) Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	reliance on previous assessments on whether leases are onerous,

•	the accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases,

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

(c) Accounting for the Group’s leasing activities

The Group leases various offices, facilities, machinery and equipment. Rental contracts are typically made for fixed periods of 1 to 7 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

GEOPARK LIMITED

31 MARCH 2019

Note 1 (Continued)

Changes in accounting policies (Continued)

(c) Accounting for the Group’s leasing activities (Continued)

From 1 January 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance expenses. The finance expense is charged to the Condensed Consolidated Statement of Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments, less any lease incentives receivable,

•	variable lease payments that are based on an index or a rate,

•	amounts expected to be payable by the lessee under residual value guarantees,

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the Condensed Consolidated Statement of Income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

GEOPARK LIMITED

31 MARCH 2019

Note 1 (Continued)

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2018.

Financial risk management

The Group’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2018.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the main companies of the Group structure as of 31 March 2019:

There have been no changes in the Group structure since 31 December 2018.

GEOPARK LIMITED

31 MARCH 2019

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited (Bermuda)	100%
	GeoPark Argentina Limited – Argentinean Branch (Argentina)	100% (a)
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	100% (a)
	GeoPark Fell S.p.A. (Chile)	100% (a)
	GeoPark Magallanes Limitada (Chile)	100% (a)
	GeoPark TdF S.A. (Chile)	100% (a)
	GeoPark Colombia S.A. (Chile)	100% (a) (b)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru S.L.U. (Spain)	100% (a)
	GeoPark Brasil S.L.U. (Spain)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark (UK) Limited (United Kingdom)	100%
Joint operations	Tranquilo Block (Chile)	50% (c) (d)
	Flamenco Block (Chile)	50% (c)
	Campanario Block (Chile)	50% (c)
	Isla Norte Block (Chile)	60% (c)
	Llanos 34 Block (Colombia)	45% (c)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50%
	Manati Field (Brazil)	10%
	POT-T-747 Block (Brazil)	70% (c)
	REC-T-128 Block (Brazil)	70% (c)

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	GeoPark is the operator.

(d)	In December 2018, GeoPark increased its working interest to 100%, subject to regulatory approval.

GEOPARK LIMITED

31 MARCH 2019

Note 2

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period (determined as if IFRS 16 Leases has not been adopted, as specified in the indenture governing the 2024 Notes), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Three-months period ended 31 March 2019

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	150,139	126,594	8,762	5,453	9,330	-	-
Sale of crude oil	137,608	126,161	3,306	190	7,951	-	-
Sale of gas	12,531	433	5,456	5,263	1,379	-	-
Production and operating costs	(38,919)	(26,289)	(4,914)	(1,456)	(6,260)	-	-
Royalties	(13,264)	(11,138)	(329)	(406)	(1,391)	-	-
Transportation costs	(710)	(294)	(327)	-	(89)	-	-
Share-based payment	(316)	(168)	(71)	(15)	(62)	-	-
Other operating costs	(24,629)	(14,689)	(4,187)	(1,035)	(4,718)	-	-
Depreciation	(25,450)	(11,429)	(8,342)	(1,725)	(3,773)	(142)	(39)
Operating profit / (loss)	45,980	54,660	(5,312)	2,462	(704)	(975)	(4,151)
Operating Netback	108,987	99,081	3,818	3,497	2,591	-	-
Adjusted EBITDA	92,253	88,989	2,924	2,755	2,646	(1,390)	(3,671)

GEOPARK LIMITED

31 MARCH 2019

Note 2 (Continued)

Segment Information (Continued)

Three-months period ended 31 March 2018

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	123,878	106,761	9,036	7,949	132	-	-
Sale of crude oil	111,035	106,455	4,247	277	56	-	-
Sale of gas	12,843	306	4,789	7,672	76	-	-
Production and operating costs	(34,090)	(25,369)	(5,754)	(2,333)	(634)	-	-
Royalties	(14,093)	(12,899)	(359)	(715)	(120)	-	-
Transportation costs	(779)	(425)	(327)	-	(27)	-	-
Share-based payment	(84)	(41)	(36)	(1)	(6)	-	-
Other operating costs	(19,134)	(12,004)	(5,032)	(1,617)	(481)	-	-
Depreciation	(19,663)	(10,965)	(5,837)	(2,752)	(57)	(46)	(6)
Operating profit / (loss)	50,049	58,624	(4,116)	264	(279)	(1,138)	(3,306)
Operating Netback	78,954	70,682	3,188	5,617	(533)	-	-
Adjusted EBITDA	63,320	61,871	1,685	4,970	(1,183)	(1,431)	(2,592)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
31 March 2019	890,394	392,831	271,998	78,365	92,911	44,433	9,856
31 December 2018	862,660	383,450	276,449	70,424	87,259	35,817	9,261

A reconciliation of total Operating Netback to total profit before income tax is provided as follows:

	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018
Operating Netback	108,987	78,954
Geological and geophysical expenses	(5,285)	(3,638)
Administrative expenses	(11,449)	(11,996)
Adjusted EBITDA for reportable segments	92,253	63,320
Unrealized (loss) gain on commodity risk management contracts	(23,078)	6,688
Depreciation (a)	(25,450)	(19,663)
Write-off of unsuccessful exploration efforts	(303)	(1,832)
Share-based payment	(1,255)	(780)
Lease accounting - IFRS 16	1,341	-
Others (b)	2,472	2,316
Operating profit	45,980	50,049
Financial expenses	(9,689)	(9,073)
Financial income	864	541
Foreign exchange gain (loss)	994	(1,668)
Profit before tax	38,149	39,849

(a)	Net of capitalized costs for oil stock included in Inventories. Depreciation includes US$ 701,000 (US$ 517,000 in 2018) generated by assets not related to production activities.

(b)	Includes allocation to capitalized projects.

GEOPARK LIMITED

31 MARCH 2019

Note 2 (Continued)

Segment Information (Continued)

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the three-month periods ended 31 March 2019 and 2018:

	Three-months period ended 31 March 2019
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	88,989	2,924	2,755	2,646	(5,061)	92,253
Depreciation	(11,429)	(8,342)	(1,725)	(3,773)	(181)	(25,450)
Unrealized loss on commodity risk management contracts	(23,078)	-	-	-	-	(23,078)
Write-off of unsuccessful exploration efforts	(230)	-	-	(73)	-	(303)
Share-based payment	(315)	(137)	(33)	(279)	(491)	(1,255)
Lease accounting - IFRS 16	387	43	548	237	126	1,341
Others	336	200	917	538	481	2,472
Operating profit / (loss)	54,660	(5,312)	2,462	(704)	(5,126)	45,980

	Three-months period ended 31 March 2018
	Colombia	Chile	Brazil	Argentina	Other (a)	Total
Adjusted EBITDA for reportable segments	61,871	1,685	4,970	(1,183)	(4,023)	63,320
Depreciation	(10,965)	(5,837)	(2,752)	(57)	(52)	(19,663)
Unrealized gain on commodity risk management contracts	6,688	-	-	-	-	6,688
Write-off of unsuccessful exploration efforts	-	-	(1,832)	-	-	(1,832)
Share-based payment	(76)	(63)	(10)	(55)	(576)	(780)
Others	1,106	99	(112)	1,016	207	2,316
Operating profit / (loss)	58,624	(4,116)	264	(279)	(4,444)	50,049

(a)	Includes Peru and Corporate.

Note 3

Revenue

Amounts in US$ '000	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018

Sale of crude oil	137,608	111,035
Sale of gas	12,531	12,843
	150,139	123,878

GEOPARK LIMITED

31 MARCH 2019

Note 4

Commodity risk management contracts

The Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 31 March 2019 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s derivative contracts in force as of 31 March 2019:

Period	Reference	Type	Volume bbl/d	Price US$/bbl
1 July 2018 - 31 March 2019	ICE BRENT	Zero Premium 3 Way	2,000	50.00-60.00 Put 97.00 Call
1 July 2018 - 31 March 2019	ICE BRENT	Zero Premium 3 Way	2,000	50.00-60.00 Put 97.05 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	3,700	55.00-65.00 Put 90.00 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,000	55.00-65.00 Put 90.10 Call
1 October 2018 - 30 June 2019	ICE BRENT	Zero Premium 3 Way	1,300	55.00-65.00 Put 90.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	2,000	65.00 Put 92.50 Call
1 January 2019 - 30 September 2019	ICE BRENT	Zero Premium Collar	3,000	65.00 Put 92.26 Call

The table below summarizes the (loss) gain on the commodity risk management contracts:

	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018
Realized gain (loss) on commodity risk management contracts	1,810	(10,568)
Unrealized (loss) gain on commodity risk management contracts	(23,078)	6,688
Total	(21,268)	(3,880)

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

1 April 2019 - 31 March 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00-55.00 Put 79.02 Call
1 April 2019 - 31 March 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00-55.00 Put 79.00 Call
1 July 2019 - 31 March 2020	ICE BRENT	Zero Premium 3 Way	4,000	45.00-55.00 Put 81.50 Call

GEOPARK LIMITED

31 MARCH 2019

Note 5

Production and operating costs

Amounts in US$ '000	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018
Staff costs	4,861	3,379
Share-based payment	316	84
Royalties	13,264	14,093
Well and facilities maintenance	5,810	3,186
Operation and maintenance	2,031	1,279
Consumables	4,774	3,696
Equipment rental	2,259	1,941
Transportation costs	710	779
Gas plant costs	757	1,502
Safety and insurance costs	914	862
Field camp	756	780
Non operated blocks costs	355	326
Crude oil stock variation	(313)	(351)
Other costs	2,425	2,534
	38,919	34,090

Note 6

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018
Staff costs	4,090	2,999
Share-based payment	187	49
Other services	1,158	639
Allocation to capitalized project	(1,139)	(1,528)
	4,296	2,159

Note 7

Administrative expenses

Amounts in US$ '000	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018
Staff costs	5,931	6,309
Share-based payment	752	647
Consultant fees	2,692	1,482
Travel expenses	1,083	1,255
Director fees and allowance	893	632
Communication and IT costs	901	472
Allocation to joint operations	(1,944)	(1,950)
Other administrative expenses	1,413	3,796
	11,721	12,643

GEOPARK LIMITED

31 MARCH 2019

Note 8

Selling expenses

Amounts in US$ '000	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018
Transportation	3,214	320
Selling taxes and other	320	30
	3,534	350

Note 9

Financial results

Amounts in US$ '000	Three-months period ended 31 March 2019	Three-months period ended 31 March 2018
Financial expenses
Bank charges and other financial costs	(965)	(830)
Interest and amortization of debt issue costs	(7,565)	(7,120)
Interest with related parties	-	(447)
Unwinding of long-term liabilities	(1,240)	(683)
Less: amounts capitalized on qualifying assets	81	7
	(9,689)	(9,073)
Financial income
Interest received	864	541
	864	541
Foreign exchange gains and losses
Foreign exchange loss	(1,656)	(1,668)
Realized gain on currency risk management contracts (a)	431	-
Unrealized gain on currency risk management contracts (a)	2,219	-
	994	(1,668)
Total financial results	(7,831)	(10,200)

(a)	In December 2018, GeoPark decided to manage its future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, the Group entered into a derivative financial instrument with a local bank in Colombia, for an amount equivalent to US$ 92,050,000, in order to anticipate any currency fluctuation with respect to income taxes payable in February, April and June 2019.

GEOPARK LIMITED

31 MARCH 2019

Note 10

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2018	776,504	15,398	157,396	10,361	37,990	64,368	1,062,017
Additions	20	300	-	-	13,539	7,543	21,402
Acquisitions	51,888	266	1,218	134	-	-	53,506
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(1,832) (a)	(1,832)
Transfers	10,590	(4)	2,821	585	(8,727)	(5,265)	-
Currency translation differences	(525)	(7)	(80)	(1)	(16)	(27)	(656)
Cost at 31 March 2018	838,477	15,953	161,355	11,079	42,786	64,787	1,134,437

Cost at 1 January 2019	717,510	17,748	172,094	11,554	60,597	59,992	1,039,495
Additions	994	117	359	27	35,730	4,665	41,892
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(303)	(303)
Transfers	13,981	257	2,633	65	(13,458)	(3,478)	-
Currency translation differences	(454)	(5)	(82)	(1)	-	(55)	(597)
Cost at 31 March 2019	732,031	18,117	175,004	11,645	82,869	60,821	1,080,487

Depreciation and write-down at 1 January 2018	(441,534)	(11,916)	(86,232)	(4,932)	-	-	(544,614)
Depreciation	(15,214)	(338)	(4,062)	(179)	-	-	(19,793)
Currency translation differences	317	2	71	2	-	-	392
Depreciation and write-down at 31 March 2018	(456,431)	(12,252)	(90,223)	(5,109)	-	-	(564,015)

Depreciation and write-down at 1 January 2019	(359,358)	(13,361)	(103,704)	(5,902)	-	-	(482,325)
Depreciation	(19,526)	(466)	(4,265)	(235)	-	-	(24,492)
Currency translation differences	322	1	118	1	-	-	442
Depreciation and write-down at 31 March 2019	(378,562)	(13,826)	(107,851)	(6,136)	-	-	(506,375)

Carrying amount at 31 March 2018	382,046	3,701	71,132	5,970	42,786	64,787	570,422
Carrying amount at 31 March 2019	353,469	4,291	67,153	5,509	82,869	60,821	574,112

(a)	Corresponds to two unsuccessful exploratory wells drilled in Brazil (POT-T-747 and POT-T-619 Blocks).

GEOPARK LIMITED

31 MARCH 2019

Note 11

Share capital

Issued share capital	At 31 March 2019	Year ended 31 December 2018
Common stock (US$ ´000)	61	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	61,315,249	60,483,447
Total common shares in issue	61,315,249	60,483,447

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Note 12

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2019	Year ended 31 December 2018
2024 Notes (a)	420,293	426,993
Banco Santander (b)	20,349	20,006
Banco de Crédito e Inversiones (c)	-	3
	440,642	447,002

Classified as follows:

Current	11,420	17,975
Non-Current	429,222	429,027

GEOPARK LIMITED

31 MARCH 2019

Note 12 (Continued)

Borrowings (Continued)

(a) During September 2017, the Company successfully placed US$ 425,000,000 notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the notes will be 21 September 2024. The Notes are secured with a guarantee granted by GeoPark Colombia Coöperatie U.A. and GeoPark Chile S.A.. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provide, among other things, that during the first two years from the issuance date, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including, but not limited to, dividend payments, restricted payments and others. As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b) During October 2018, GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020.

(c) During February 2016, GeoPark Fell S.p.A. executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan was 4.14% per annum. The interest and the principal were fully repaid in February 2019.

As of the date of these interim condensed consolidated financial statements, the Group has available credit lines for over US$ 77,800,000.

GEOPARK LIMITED

31 MARCH 2019

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2019	Year ended 31 December 2018
Assets retirement obligation	41,194	40,317
Other	2,376	2,260
	43,570	42,577

Note 14

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 31 March 2019	Year ended 31 December 2018
Trade payables	76,606	69,142
To be paid to co-venturers	8,331	8,449
Payables to LGI (a)	29,755	29,509
Customer advance payments	16	6,300
Other short-term advance payments (b)	9,000	9,000
Staff costs to be paid	14,292	12,049
Royalties to be paid	5,672	6,238
V.A.T	5,659	852
Taxes and other debts to be paid	4,241	4,670
	153,572	146,209

Classified as follows:

Current	130,795	131,420
Non-Current	22,777	14,789

(b)	Payables related to the acquisition of Non-controlling interest in Colombia and Chile’s business from LG International in November 2018 (see Note 35.1 to the audited Consolidated Financial Statements as of 31 December 2018).

(c)	Advance payment collected in relation with the sale of La Cuerva and Yamu Blocks in November 2018 (see Note 35.2 to the audited Consolidated Financial Statements as of 31 December 2018).

GEOPARK LIMITED

31 MARCH 2019

Note 15

Fair value measurement of financial instruments

Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 31 March 2019 and 31 December 2018 on a recurring basis:

Amounts in US$ '000	Level 1	Level 2	At 31 March 2019
Assets
Cash and cash equivalents
Money market funds	73,331	-	73,331
Derivative financial instrument assets
Commodity risk management contracts	-	5,044	5,044
Total Assets	73,331	5,044	78,375

Amounts in US$ '000	Level 1	Level 2	Year ended 31 December 2018
Assets
Cash and cash equivalents
Money market funds	53,794	-	53,794
Derivative financial instrument assets
Commodity risk management contracts	-	27,539	27,539
Total Assets	53,794	27,539	81,333

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 March 2019.

Fair values of other financial instruments (unrecognized)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued as of 31 March 2019. Fair values were calculated using discounted cash flow analysis.

GEOPARK LIMITED

31 MARCH 2019

Note 16

Capital commitments

Capital commitments are detailed in Note 32.2 to the audited Consolidated Financial Statements as of 31 December 2018. The following updates have taken place during the three-month period ended 31 March 2019:

Colombia

The Llanos 32 Block (12.5% working interest) has committed to drill an exploratory well, which amounts to US$ 587,500 at GeoPark’s working interest, before 20 February 2020.

Chile

On 7 May 2019, the Chilean Ministry accepted the GeoPark’s proposal to extend the second exploratory period in the Flamenco, Campanario and Isla Norte Blocks, ending 7 November 2020, 11 January 2021 and 7 November 2020, respectively.

Note 17

Business transactions

Ecuador

In March 2019, GeoPark acquired a 50% working interest in the Espejo and Perico blocks, in the north-eastern part of Ecuador. Both blocks are covered with 3D seismic and are adjacent to multiple discoveries, producing fields and existing infrastructure. The final award is subject to regulatory approvals and the execution of the contracts, which are expected for the second quarter of 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 8, 2019